

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2024

Fanghan Sui
Chief Executive Officer
Battery Future Acquisition Corp.
8 The Green, #18195
Dover, DE 19901

> **Re: Battery Future Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 26, 2024**
> **File No. 001-41158**

Dear Fanghan Sui:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 26, 2024

Background
Risk Factors, page 20

1. We note that you are seeking to extend your termination date to June 17, 2025, which is 43 months from your initial public offering. We also note that you are listed on the NYSE and that NYSE Listed Company Manual Section 102.06(e) requires that a special purpose acquisition company complete a business combination within three years. Please revise to explain that the proposal to extend your termination deadline beyond December 17, 2024 does not comply with this rule, or advise, and disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction


cc: Jeffrey M. Gallant